Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

CHANGE OF RECORD DATE IN HONG KONG

FOR THE DIVIDEND FOR THE SECOND QUARTER ENDED 30 JUNE 2024

Reference is made to the announcement of NetEase, Inc. (the “Company”) dated 22 August 2024 (“Announcement”) relating to, among others, the record date for determining the entitlements of the shareholders of the Company to the dividend for the second quarter ended 30 June 2024 (“Record Date”).

A tropical cyclone warning signal No. 8 was issued by the Hong Kong Observatory on 6 September 2024 and Hong Kong Exchanges and Clearing Limited announced that all trading sessions were cancelled on that date. As a result, Practice Note 8 of the Hong Kong Listing Rules requires the Company to reschedule the Record Date in Hong Kong for holders of ordinary shares (originally scheduled to be Friday, 6 September 2024) to Monday, 9 September 2024. In order to qualify for the dividend for the second quarter, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Monday, 9 September 2024 (Beijing/ Hong Kong Time), for registration.

The record date for the holders of American depositary shares held by The Bank of New York Mellon was not affected and remains September 6, 2024.

Save as disclosed above, other information relating to the distribution of the dividend of the Company for the second quarter ended 30 June 2024, including the payment date for the holders of ordinary shares (September 17, 2024) and the payment date for the holders of ADSs (September 20, 2024), shall remain unchanged.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, September 6, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Ms. Grace Tang, Mr. Joseph Tong and Mr. Michael Leung as the independent directors.